UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

PARKER DRILLING COMPANY
(Exact name of registrant as specified in its charter)

Delaware    1-7573    73-0618660
(State or other jurisdiction of    (Commission     I.R.S. Employer
incorporation or organization)    File Number)    Identification No.)

5 Greenway Plaza, Suite 100
Houston, Texas    77046
(Address of principal executive offices)    (Zip code)

Jennifer F. Simons (281) 406-2000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Disclosure Requirement

This Disclosure for the period from January 1, 2017 to December 31, 2017 (the “Reporting Period”) is presented to comply with Rule 13p-1 of the Securities Exchange Act of 1934 (“Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “Conflict Minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined therein as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold.

In 2017, Parker Drilling Company (“Company”), to a limited extent, manufactured products for which Conflict Minerals are necessary to the functionality or production (collectively, the “Products”). As required by Form SD, the Company has conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) regarding the Conflict Minerals included in the Products during the Reporting Period, to determine whether any such Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”), and whether any of the Conflict Minerals were from recycled or scrap sources. Where applicable, the Company has conducted additional due diligence regarding the sources of the Conflict Minerals. The results of the Company’s RCOI regarding such Conflict Minerals, as well as its additional due diligence regarding the sources of the Conflict Minerals, are contained in the Company’s Conflict Minerals Report, a copy of which is filed as Exhibit 1.01 to this Form SD, and is publicly available on our website, www.parkerdrilling.com.

Item 1.02 Exhibit

As an Exhibit to this Form SD, we provide the Conflict Minerals Report as required by Item 1.01.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report, for the reporting period January 1, 2017 to December 31, 2017, as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PARKER DRILLING COMPANY

Date: May 31, 2018    By: /s/ Jennifer F. Simons
Jennifer F. Simons
Vice President, General Counsel and Secretary